                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*

                              PUBLICIS GROUPE S.A.
                                (Name of Issuer)

                ORDINARY SHARES, NOMINAL VALUE EUR .40 PER SHARE
                         (Title of Class of Securities)

                                  744 63 M 106
                                 (CUSIP Number)

                               Gregory V. Gooding
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 24, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

        DENTSU INC.
--------------------------------------------------------------------------------

                                      13D                           Page 2 of 16

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan

--------------------------------------------------------------------------------
 NUMBER OF SHARES   7         SOLE VOTING POWER
   BENEFICIALLY               0
  OWNED BY EACH     ------------------------------------------------------------
 REPORTING PERSON   8         SHARED VOTING POWER
       WITH                   74,245,504*(1)

                    ------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER
                              0

                    ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                              28,691,075

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        74,245,504*(1)

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

--------------------------------------------------------------------------------

                                      13D                           Page 3 of 16


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        37.9%*(1)(2)

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO

--------------------------------------------------------------------------------

* The 74,245,504 Shares are entitled to an aggregate of 112,972,304 voting rights of the outstanding Shares due to double voting rights pertaining to a portion of such Shares that are directly owned by Madame Elisabeth Badinter and Somarel S.A. The Reporting Person disclaims beneficial ownership to 7,766,800 Shares directly owned by Madame Elisabeth Badinter and an additional 30,960,000 Shares directly owned by Somarel S.A., representing in the aggregate 77,453,600 voting rights of the outstanding Shares as of September 25, 2002.

(1) This includes 6,827,629 Shares of which the Reporting Person owns the Temporary Bare Legal Title entitling it to the voting rights but not the economic interests in such Shares. In addition, pursuant to the EB MOU, the Reporting Person has agreed not to vote a number of Shares owned by it that represents voting power in excess of 15% of the voting power of the Issuer. Based on the total number of voting rights of the outstanding Shares as of September 25, 2002, the Reporting Person would therefore not be entitled to vote 1,586,968 of the Shares included in (8), (11), and (13) above, corresponding to approximately 0.7% of the total number of voting rights of the outstanding Shares and approximately 0.8% of the outstanding Shares. See Item 5.

(2) Representing approximately 49.9% of the total voting rights of the outstanding Shares as of September 25, 2002.

                                      13D                           Page 4 of 16


                            STATEMENT ON SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

                  The class of equity securities to which this statement relates is the ordinary shares, nominal value EUR 0.40 per share (the "Shares"), of Publicis Groupe S.A., a company organized under the laws of the Republic of France (the "Issuer"). The principal executive offices of the Issuer are located at 133, Avenue des Champs Elysees, 75008 Paris, France.

ITEM 2. IDENTITY AND BACKGROUND.

                  (a)-(c) and (f) The name of the person filing this statement is Dentsu Inc., a company organized under the laws of Japan (the "Reporting Person"). The principal business of the Reporting Person is the provision of advertising and marketing communications services. The address of the principal business and the principal office of the Reporting Person is 1-11, Tsukiji, Chuo-ku, Tokyo 104-8426.

                  The following information for each director and executive officer of the Reporting Person is set forth on Schedule A and incorporated herein by reference: name; business address; present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship.

                  (d)-(e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On September 24, 2002, Bcom3 Group, Inc. ("Bcom3") merged with and into Philadelphia Merger Corp. ("PMC"), a Delaware corporation and wholly-owned subsidiary of the Issuer (the "Publicis/Bcom3 Merger"), pursuant to an Agreement and Plan of Merger, dated March 7, 2002, as amended (the "Publicis/Bcom3 Merger Agreement"), among the Issuer, Bcom3, PMC, and Philadelphia Merger LLC, a Delaware limited liability company and a subsidiary of the Issuer. The Publicis/Bcom3 Merger occurred immediately after the merger of Boston Three Corporation, a Delaware corporation and a wholly-owned subsidiary of Bcom3, with and into Bcom3 (the "First Step Merger"), pursuant to an

                                      13D                           Page 5 of 16


Agreement and Plan of Merger, dated March 7, 2002 (the "First Step Merger Agreement"), among Bcom3, Boston Three Corporation, and the Reporting Person.

                  Prior to the First Step Merger, the Reporting Person held 4,286,123 shares of Class B common stock of Bcom3 ("Bcom3 Class B Shares") which it acquired as follows: (i) 4,274,248 Bcom3 Class B Shares on March 14, 2000, for a purchase price of $115.38 per share, and an aggregate purchase price of $493,162,734.20; (ii) 10,000 Bcom3 Class B Shares on April 20, 2001, for a
purchase price of $130 per share, and an aggregate purchase price of $1,300,000;
(iii) 625 Bcom3 Class B Shares on January 23, 2002, for a purchase price of $130 per share, and an aggregate purchase price of $81,250; and (iv) 1,250 Bcom3 Class B Shares on June 13, 2002, for a purchase price of $130 per share, and an aggregate purchase price of $1,625,000. The source of funds for each such purchase was internal funds of the Reporting Person.

                  In connection with the First Step Merger, the Reporting Person paid $498,702,393, and as a result of the First Step Merger, the Reporting Person held approximately 7,134,600 Bcom3 Class B Shares, all of which were canceled and converted in the Publicis/Bcom3 Merger into, among other things,
(i) 28,691,075 Shares and (ii) the bare legal title (nue-propriete) and voting rights but not the economic interests ("Temporary Bare Legal Title") in 6,827,629 additional Shares until September 24, 2004, after which the bare legal title and related voting rights will automatically revert to the holders of the usufruct interests (usufruit), or economic interests, in such Shares. The Reporting Person borrowed an aggregate of 50 billion yen to finance such payment (approximately $400 million as of September 24, 2002) from the following six Japanese insurance companies: (i) Nippon Life Insurance Company, (ii) Sumitomo Life Insurance Company, (iii) The Dai-Ichi Mutual Life Insurance Company, (iv) Meiji Life Insurance Company, (v) The Yasuda Mutual Life Insurance Company, and
(vi) The Taiyo Mutual Life Insurance Company, and paid the balance of such payment with the internal funds of the Reporting Person. The borrowed funds are fully recourse to the Reporting Person and will be repaid by the Reporting Person in four equal installments on September 27th of calendar years 2004, 2005, 2006 and 2007.


                  The preceding summary of the First Step Merger, the Publicis/Bcom3 Merger and the Temporary Bare Legal Title is not intended to be complete and is qualified by reference to the First Step Merger Agreement, the Publicis/Bcom3 Merger Agreement, and the Agreement for the Transfer of the Nue-Propriete of Certain Publicis Shares, dated September 24, 2002 (the "Usufruct Agreement"), among Wilmington Trust Company, acting as special nominee, the Reporting Person, and the Issuer, which agreements are all filed as Exhibits hereto and incorporated herein by reference. The First Step Merger, the Publicis/Bcom3 Merger, and the arrangements with respect to the Temporary Bare Legal Title are described in more detail in Amendment No. 4 to Form F-4, Registration Statement under the Securities Act of 1933, filed by the Issuer with the Securities and Exchange Commission on August 14, 2002 (Registration No. 333-87600) and the definitive proxy statement of Bcom3 dated August 22, 2002 and filed with the Securities and Exchange Commission on August 23, 2002.

                                      13D                           Page 6 of 16

ITEM 4. PURPOSE OF TRANSACTION.

                  The Shares and Temporary Bare Legal Title have been acquired by the Reporting Person for investment purposes.

                  On March 7, 2002, the Reporting Person executed (i) a Memorandum of Understanding (the "EB MOU") with Madame Elisabeth Badinter ("Madame Badinter"), (ii) a Memorandum of Understanding with the Issuer (the "Publicis MOU"), and (iii) a Memorandum of Understanding with the Issuer in respect of a strategic alliance (the "SAA MOU"; together with the EB MOU and Publicis MOU, the "MOUs").

                  Under the EB MOU and the Publicis MOU, the Reporting Person is prohibited from owning, alone or in concert, at any time more than a number of Shares that entitles it to 15% of the voting power of the Issuer, as calculated in the specified manner and subject to specified exceptions, and the Reporting Person has also agreed not to pledge or transfer any Shares owned by it until July 2012 subject to specified exceptions, and thereafter subject to specified restrictions. Publicis and Madame Badinter have agreed in the EB MOU and the Publicis MOU to take specified actions to protect the Reporting Person against dilution resulting from a capital increase in cash to which the Reporting
Person may not subscribe by using preemptive rights.

                  Under the EB MOU and the Publicis MOU, the Reporting Person is entitled to designate two members to the Supervisory Board of the Issuer (the "Supervisory Board") so long as the Reporting Person owns, directly or indirectly, not less that 10% of the outstanding Shares, as calculated in the specified manner, subject to specified adjustment if the size of the Supervisory Board is increased.

                  Under the SAA MOU, the Reporting Person and the Issuer have agreed to form a strategic alliance in respect of their businesses, the terms and conditions of which are set forth in the SAA MOU.

                  Pursuant to a letter agreement among the Reporting Person, the Issuer and Madame Badinter, dated March 7, 2002 (the "Letter Agreement"), the Reporting Person agreed to put in escrow a certain number of Shares that it received in the Publicis/Bcom3 Merger that entitle it to voting rights to Shares representing in excess of 15% of the Issuer's total voting rights. As of the date hereof, this arrangement has not been implemented.

                  Subject to the MOUs, the Usufruct Agreement, and the Letter Agreement, the Reporting Person may from time to time consider a number of strategies for enhancing value that may relate to or result in, among others,
(a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) a material change in the Issuer's business or corporate structure; (g) changes in the Issuer's

                                      13D                           Page 7 of 16

charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any strategies that the Reporting Person may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Issuer's securities, the business, prospects and financial condition, results of operations and prospects of the Issuer, general economic, market and industry conditions, currency exchange rates, other developments and other investment opportunities, subject to the MOUs, the Usufruct Agreement, and the Letter Agreement.

                  The preceding summary of the MOUs and the Letter Agreement is not intended to be complete and is qualified by reference to the MOUs and the Letter Agreement, which are all filed as Exhibits hereto and incorporated herein by reference. The MOUs and the Letter Agreement are described in more detail in the Amendment No. 4 to Form F-4, Registration Statement under the Securities Act of 1933, filed by the Issuer with the Securities and Exchange Commission on August 14, 2002 (Registration No. 333-87600) and the definitive proxy statement of Bcom3 dated August 22, 2002 and filed with the Securities and Exchange Commission on August 23, 2002.

                  Other than as described above and in Item 6 or as set forth in the MOUs, the Usufruct Agreement and the Letter Agreement, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons listed in Schedule A hereto has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D, except that Mr. Yutaka Narita, Chairman and CEO of the Reporting Person, and Mr. Fumio Oshima, Executive Vice President of the Reporting Person, as newly appointed members of the Supervisory Board, are each required to purchase or borrow from the Reporting Person, 200 Shares before December 24, 2002, pursuant to the by-laws (statuts) of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Generally, Shares of the Issuer entitle the holder thereof to one vote per Share. However, if the same shareholder holds Shares of the Issuer for a two-year period in registered form, these Shares are granted double voting rights. The following statements regarding interest in securities of the Issuer reflect the double voting rights, where applicable.

                  The Reporting Person is the direct owner of 28,691,075 Shares, representing approximately 14.6% of the outstanding Shares and approximately 12.7% of the total voting rights of the outstanding Shares.

                  In addition, the Reporting Person is the direct owner of the Temporary Bare Legal Title to 6,827,629 additional Shares entitling the Reporting Person to the voting rights but not the economic interests in such Shares. By virtue of such Temporary Bare Legal Title, the Reporting Person may be

                                      13D                           Page 8 of 16

deemed for the purpose of Rule 13d-3 ("Rule 13d-3") promulgated under the Securities Exchange Act of 1934, as amended, to beneficially own such 6,827,629 Shares. As a result of its direct ownership of the 28,691,075 Shares and its direct ownership of the Temporary Bare Legal Title to an additional 6,827,629 Shares, the Reporting Person is entitled to approximately 15.7% of the total voting rights of the outstanding Shares.

                  Pursuant to the EB MOU, the Reporting Person has agreed not to vote a number of Shares owned by it that represents voting power in excess of 15% of the voting power of the Issuer (the "15% Voting Limitation"). Based on the aggregate number of outstanding Shares as of September 25, 2002, by virtue of the 15% Voting Limitation, the Reporting Person would not be entitled to vote 1,586,968 Shares, corresponding to approximately 0.7% of the total number of voting rights of the outstanding Shares and approximately 0.8% of the outstanding Shares.

                  By virtue of the EB MOU, the Reporting Person may be deemed for the purpose of Rule 13d-3 to beneficially own an additional 7,766,800 Shares directly owned by Madame Badinter and an additional 30,960,000 Shares directly owned by Somarel S.A. ("Somarel", together with Madame Badinter, the "Stockholders"), representing in the aggregate approximately 19.8% of the outstanding Shares and approximately 34.2% of the total voting rights of the outstanding Shares. The Reporting Person disclaims any beneficial ownership of the Shares that are owned by the Stockholders.

                  Based on the preceding explanation, the Reporting Person may be deemed for the purpose of Rule 13d-3 to beneficially own an aggregate of 74,245,504 Shares, representing approximately 37.9% of the outstanding Shares, and approximately 49.9% of the total voting rights of the outstanding Shares.

                  All Share information is given as of September 25, 2002, and all percentages set forth in this Item 5 and in the cover page hereto are calculated based on 196,051,275 Shares outstanding as of September 25, 2002, representing an aggregate number of voting rights of 226,211,576, which number of Shares and voting rights were provided by the Issuer to the Reporting Person.

                  (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of 0 Shares by virtue of the transfer restrictions contained in the EB MOU and the Publicis MOU. See Item 4.

                  The Reporting Person may be deemed in certain circumstances to have the shared power to dispose of or to direct the disposition of the 28,691,075 Shares owned directly by it, by virtue of the transfer restrictions contained in the EB MOU and the Publicis MOU. See Item 4.

                  The Reporting Person does not have the sole power or shared power to dispose of or to direct the disposition of the 6,827,629 Shares of which it has Temporary Beneficial Ownership because the Reporting Person is not entitled to the economic interests in such Shares.

                  The Reporting Person may be deemed in certain circumstances to have shared power with the Stockholders to vote or to direct the vote of 74,245,504 Shares, representing in the aggregate

                                      13D                           Page 9 of 16

112,972,304 of the total voting rights of the outstanding Shares, by virtue of the voting agreements in the EB MOU and the Publicis MOU, subject to the 15% Voting Limitation. See Items 4, 5(a) and 6.

                  To the best knowledge of the Reporting Person, the information required by Item 2 with respect to the Stockholders is as follows: (i) Madame Elisabeth Badinter is a French citizen whose principal occupation is Lecturer at the Ecole Polytechnique, author, President du conseil d'administration of Somarel, and President of the Supervisory Board of the Issuer; (ii) Somarel is a company organized under the laws of the Republic of France; (iii) the business address of Madame Badinter and Somarel is 133, Avenue des Champs Elysees, 75008 Paris, France. To the best knowledge of the Reporting Person, during the past five years, neither Madame Badinter nor Somarel has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The Reporting Person disclaims any beneficial ownership of the Shares that are directly owned by the Stockholders.

                  (c) Except for the Publicis/Bcom3 Merger, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Stockholders, or any of the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

                  (d) The former holders of shares of class A common stock of Bcom3 own the usufruct interests of the 6,827,629 Shares with respect to which the Reporting Person owns the Temporary Bare Legal Title, and therefore such former holders have the right to receive the dividends and all other economic interests relating to such Shares.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK.

                  The Reporting Person has entered into the EB MOU, the Publicis MOU, the Usufruct Agreement and the Letter Agreement in respect of the securities of the Issuer.

                  Among other things, the EB MOU and Publicis MOU provide for transfer restrictions and voting agreements in respect of the Shares. See Item
4. Under the EB MOU, the Reporting Person has also agreed to vote (a) to elect Madame Badinter or her designee as chairperson of the Supervisory Board; (b) to elect to the Supervisory Board such persons designated by her; and (c) in favor of appointments of or changes in the members of management of the Issuer proposed by Madame Badinter, subject to certain specified requirements.

                                      13D                          Page 10 of 16

                  In addition, under the EB MOU, the Reporting Person has agreed that, after due consultation between the Reporting Person and Madame Badinter, the Reporting Person will vote its Shares as directed by Madame Badinter on the following matters: (i) specified decisions to amend the Issuer's charter; (ii) any merger, consolidation or similar business combination of the Issuer with or into any other company as a result of which those shareholders who were shareholders of the Issuer immediately prior to such business combination shall have a majority of the outstanding votes and common equity interest of the surviving entity in such business combination, subject to specified requirements; (iii) declaration of dividends, subject to specified limitations;
(iv) capital increases of less than 10% of the share capital or the voting rights of Issuer where the Reporting Person is entitled to subscribe by using preemptive rights, subject to a specified aggregate limitation; and (v) reductions of share capital of the Issuer resulting from cancellation of shares pursuant to the Issuer's stock repurchase program. The EB MOU also provides that the Reporting Person will vote its Shares as it shall determine after due consultation between the Reporting Person and Madame Badinter on certain specified matters, including with respect to decisions relating to specified issuances of securities, specified asset transfers and specified related party transactions. Under the EB MOU, subject to satisfaction of certain specified conditions, the Reporting Person shall vote at the shareholders' meeting in favor of acceptance of the accounts certified by the statutory auditors of the Issuer.

                  The Reporting Person has agreed pursuant to the Usufruct Agreement not to transfer the Temporary Bare Legal Title of the Shares or any interest therein, subject to certain specified exceptions. Pursuant to the Letter Agreement, the Reporting Person has agreed to put certain Shares with a mutually acceptable financial institution pursuant to the escrow arrangement contemplated thereby. As of the date hereof, this arrangement has not been implemented.

                  The preceding summary of the EB MOU, the Publicis MOU, the Usufruct Agreement and the Letter Agreement is not intended to be complete and is qualified by reference to the EB MOU, the Publicis MOU, the Usufruct Agreement and the Letter Agreement, which are all attached as Exhibits hereto and incorporated herein by reference. The EB MOU, the Publicis MOU, the Temporary Bare Legal Title, and the Letter Agreement are described in more detail in the Amendment No. 4 to Form F-4, Registration Statement under the Securities Act of 1933, filed by the Issuer with the Securities and Exchange Commission on August 14, 2002 (Registration No. 333-87600) and the definitive proxy statement of Bcom3 dated August 22, 2002 and filed with the Securities and Exchange Commission on August 23, 2002.

                  Other than as described in Items 4 and 6 or set forth in the EB MOU, the Publicis MOU, the Usufruct Agreement and the Letter Agreement, the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule A, has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Agreement and Plan of Merger, dated March 7, 2002, as amended by Amendment No. 1 thereto, dated August 13, 2002, by and among Publicis Groupe S.A.,

                                      13D                          Page 11 of 16

                           Bcom3 Group, Inc., Philadelphia Merger Corp., and Philadelphia Merger LLC (incorporated by reference to Annex A to the Prospectus filed by Publicis Groupe S.A. on August 23, 2002)

         Exhibit 2 Agreement and Plan of Merger, dated March 7, 2002, by and among Bcom3 Group, Inc., the Boston Three Corporation, and Dentsu Inc. (incorporated by reference to Annex C to the Prospectus filed by Publicis Groupe S.A. on August 23, 2002)

         Exhibit 3 Memorandum of Understanding, dated March 7, 2002 between Dentsu Inc. and Publicis Groupe S.A. (incorporated by reference to Exhibit 99.4 to the report on Form 6-K of Publicis Groupe S.A. filed on March 14, 2002)

         Exhibit 4 Memorandum of Understanding, dated March 7, 2002 between Dentsu Inc. and Publicis Groupe S.A. (incorporated by reference to Exhibit 99.5 to the report on Form 6-K of Publicis Groupe S.A. filed on March 14, 2002)

         Exhibit 5 Memorandum of Understanding, dated March 7, 2002 between Dentsu Inc. and Madame Elisabeth Badinter (incorporated by reference to Exhibit 10.1 to Form F-4 filed by Publicis Groupe S.A. on June 20, 2002)

         Exhibit 6 Agreement For the Transfer of the Nue-propriete of Certain Publicis Shares, dated September 24, 2002, by and among Wilmington Trust Company, acting as special nominee, Dentsu Inc., and Publicis Groupe S.A.

         Exhibit 7 Letter Agreement, dated March 7, 2002, among Madame Elisabeth Badinter, Publicis Groupe S.A., and Dentsu Inc.

                                      13D                          Page 12 of 16

                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 4, 2002

                                     DENTSU INC.


                                     By:     /s/ Megumi Niimura
                                          ------------------------------------
                                          Name:  Megumi Niimura
                                          Title: Senior Executive Officer

                                      13D                          Page 13 of 16

                                                                      SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

                  The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. If no business address is given the director's or officer's business address is 1-11, Tsukiji, Chuo-ku, Tokyo 104-8426, Japan. Unless otherwise indicated, the occupation set forth opposite an individual's name refers to the Reporting Person. All of the persons listed below are citizens of Japan.

     NAME, BUSINESS ADDRESS AND          PRESENT PRINCIPAL OCCUPATION OR
     CITIZENSHIP                         EMPLOYMENT INCLUDING NAME AND ADDRESS
                                         OF EMPLOYER
     Yutaka Narita                       Chairman & CEO

     Tateo Mataki                        President & COO

     Fumio Oshima                        Executive Vice President

     Hitoshi Hanatsuka                   Executive Vice President

     Tetsu Nakamura                      Executive Vice President

     Hideaki Furukawa                    Senior Managing Director

     Ko Matsumoto                        Senior Managing Director

     Tatsuyoshi Takashima                Senior Managing Director

     Isao Maruyama                       Managing Director

     Toshiaki Nozue                      Managing Director

     Takehiko Kimura                     Managing Director

     Hiromori Hayashi                    Managing Director

                                      13D                          Page 14 of 16


   Ichiro Saita              Executive Director of the Reporting Person

                             and

                             President of Kyodo News,
                             2-2-5 Toranomon
                             Minato-ku, Tokyo
                             105-0001, Japan. The
                             principal business of
                             Kyodo News is providing
                             news services.

   Jun Sakakibara            Executive Director of the Reporting Person

                             and

                             President of Jiji Press, Ltd., 1-3 Hibiya-koen Chiyoda-ku, Tokyo 100-8568, Japan. The principal business of Jiji Press is providing news services.

   Makio Kasahara            Senior Corporate Auditor

   Kojiro Takahashi          Senior Corporate Auditor

   Akira Nanbara             Corporate Auditor

   Haruo Shimada             Corporate Auditor of the Reporting Person

                             and

                             Professor of Keio University, Faculty of Economics, 2-15-45 Mita Minato-ku, Tokyo 108-8345, Japan

   Shunro Hamada             Corporate Auditor of the Reporting Person

                             and

                             Attorney-at-Law, with
                             offices at Fukoku-Seimei,
                             Building 4F, 2-2-2
                             Uchisaiwai-cho
                             Chiyoda-ku, Tokyo
                             100-0011, Japan

   Masahiro Akashi           Senior Executive Officer

   Yashuhiko Ubukata         Senior Executive Officer

                                      13D                          Page 15 of 16

     Sachio Demura                       Senior Executive Officer

     Megumi Niimura                      Senior Executive Officer

     Naoki Kobuse                        Senior Executive Officer

     Kimiharu Matsuda                    Senior Executive Officer

     Michio Niiyama                      Senior Executive Officer

     Koichi Mizuno                       Senior Executive Officer

     Haruyuki Takahashi                  Executive Officer

     Susumu Kawakami                     Executive Officer

     Toichi Ogitani                      Executive Officer

     Norichika Koyama                    Executive Officer

     Ryuichi Mori                        Executive Officer

     Itsuma Wakasugi                     Executive Officer

     Shoichi Yamamura                    Executive Officer

     Hiroshi Matsuzaki                   Executive Officer

     Tatsuji Matsui                      Executive Officer

     Takehiko Joju                       Executive Officer

     Takashi Ishii                       Executive Officer

     Setsuo Kamai                        Executive Officer

                                      13D                          Page 16 of 16


                                  EXHIBIT INDEX

    Exhibit No.   Description
         1.       Agreement and Plan of Merger, dated March 7, 2002, as amended by Amendment No. 1 thereto, dated August 13, 2002, by and
                  among Publicis Groupe S.A., Bcom3 Group, Inc., Philadelphia
                  Merger Corp., and Philadelphia Merger LLC (incorporated by reference to Annex A to the Prospectus filed by Publicis
                  Groupe S.A. on August 23, 2002)

         2. Agreement and Plan of Merger, dated March 7, 2002, by and among Bcom3, the Boston Three Corporation, and Dentsu Inc.
                  (incorporated by reference to Annex C to the Prospectus filed by Publicis Groupe S.A. on August 23, 2002)

         3.       Memorandum of Understanding, dated March 7, 2002 between
                  Dentsu Inc. and Publicis Groupe S.A. (incorporated by reference to Exhibit 99.4 to the report on Form 6-K of Publicis Groupe S.A. filed on March 14, 2002)

         4.       Memorandum of Understanding, dated March 7, 2002 between
                  Dentsu Inc. and Publicis Groupe S.A. (incorporated by reference to Exhibit 99.5 to the report on Form 6-K of Publicis Groupe S.A. filed on March 14, 2002)

         5.       Memorandum of Understanding, dated March 7, 2002 between
                  Dentsu Inc. and Madame Elisabeth Badinter (incorporated by reference to Exhibit 10.1 to Form F-4 filed by Publicis Groupe
                  S.A. on June 20, 2002)

         6.       Agreement for the Transfer of the Nue-propriete of Certain
                  Publicis Shares, dated September 24, 2002, by and among
                  Wilmington Trust Company, acting as special nominee, Dentsu
                  Inc., and Publicis Groupe S.A.

         7.       Letter Agreement, dated March 7, 2002, among Madame Elisabeth
                  Badinter, Publicis Groupe S.A., and Dentsu Inc.